Exhibit 21

HARLEYSVILLE NATIONAL CORPORATION

SUBSIDIARIES

Name	Jurisdiction of Incorporation
Harleysville National Bank and Trust Company.	Pennsylvania
HNB Auto Sales, LLC	Pennsylvania
HNC Insurance Agency, Inc	Pennsylvania
Harleysville Management Services, LLC	Pennsylvania
HNC Financial Company	Delaware
HNC Reinsurance Company	Arizona
Harleysville Statutory Trust I	Connecticut
HNC Statutory Trust II	Delaware
HNC Statutory Trust III	Delaware